中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

NOTIFICATION OF BOARD MEETING

The board of directors (the "**Board**") of China Shipping Container Lines Company Limited (the "**Company**") hereby announces that a meeting of the Board of the Company will be held at conference room A, 3rd floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on Tuesday, 26 August 2008 for the purposes of, among other matters, announcing the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and the declaration of an interim dividend, if any.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
13 August 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*